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                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                                FORM 12b-25
                        NOTIFICATION OF LATE FILING
                                                SEC FILE NUMBER
                                                CUSIP NUMBER
(Check One):
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[X] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR
For Period Ended:  September 30, 1997
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:    (Not applicable)
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PART I -- REGISTRANT INFORMATION
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                             Madera International, Inc.
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Full Name of Registrant
                             N/A
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Former Name if Applicable
                             2600 Douglas Road - Suite 1004
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Address of Principal Executive Office (Street and Number)
                             Coral Gables, FL 33134
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)
      |  (a)      The reasons described in reasonable detail in Part
      |           III of this form could not be eliminated without
      |           unreasonable effort or expense;
      |
      |  (b)      The subject annual report, semi-annual report,
      |           transition report on Form 10-K, Form 20-F, 11-K,
[ ]   |           Form N-SAR, or portion thereof, will be filed on
      |           or before the fifteenth calendar day following the
      |           prescribed due date; or the subject quarterly
      |           report of transition report on Form 10-Q, or
      |           portion thereof will be filed on or before the
      |           fifth calendar day following the prescribed due
      |           date; and
      |
      |  (c)      The accountant's statement or other exhibit
      |           required by Rule 12b-25(c) has been attached if
                  applicable.
PART III -- NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


Registrant's Chief Financial Officer, Regina Fernandez, gave birth to a baby girl two weeks prior to the completion of the audit by Registrant's auditors. Although most of the work was completed, certain pertinent information relating to values of properties requested by the auditors that must be obtained from Brazil and Peru could not be completed until Mrs. Fernandez is capable of completing the work and communicating with those supplying the data. She should return to the office by the third week in July and be able to complete the required information by the end of July.

Therefore an extension till the end of July, 1998 is requested.


PART IV -- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

      Ramiro Fernandez-Moris, President      (305)            774-9411
      ----------------------             -----------       ------------------
      (Name)                             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             [X] Yes    [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                                             [X] Yes    [ ] No
      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PART IV - (3) CONTINUED - EXPLANATION OF CHANGES IN RESULTS OF OPERATIONS

Registrant shows revenues and profits beyond the results of the similar period in the prior fiscal year. This is the result of the application of funding received by Registrant. The revenues for the fiscal year 1998 were $4,487,080 versus $792,109 for fiscal 1997 and the earnings for fiscal 1998 were $1,541,847, or $0.021 per share versus a loss of $(118,069), or $(0.002) for fiscal 1997. There were approximately 72 Million shares outstanding at fiscal 1998 versus 52 Million in fiscal 1997. These numbers are subject to audit adjustments. The auditors have not informed Registrant of any significant required adjustments, however, they are awaiting the valuation information that must be supplied by the Chief Financial Officer to complete their audit.



                           MADERA INTERNATIONAL, INC.
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                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 29, 1998                By /s/ Ramiro Fernandez-Moris
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                                    Ramiro Fernandez-Moris, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                   ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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